UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

NCR Corporation
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

62886E108
(CUSIP Number)

Neil S. Bhatia, Esq. Marcato Capital Management LP One Montgomery Street, Suite 3250 San Francisco, CA 94104 Telephone Number 415-796-6350
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 10, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however, see the Notes).

CUSIP No. 62886E108	SCHEDULE 13D	Page 2 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Marcato Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,850,488
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,850,488
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,850,488
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 62886E108	SCHEDULE 13D	Page 3 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Richard T. McGuire III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,850,488
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,850,488
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,850,488
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 62886E108	SCHEDULE 13D	Page 4 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Marcato, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,556,939
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,556,939
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,556,939
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 62886E108	SCHEDULE 13D	Page 5 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Marcato II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 186,370
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 186,370
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 186,370
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 62886E108	SCHEDULE 13D	Page 6 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Marcato International Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,107,179
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,107,179
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,107,179
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 62886E108	SCHEDULE 13D	Page 7 of 10

This statement constitutes Amendment No. 1 to the Schedule 13D relating to the Common Stock, par value $0.01 (the “Shares”), issued by NCR Corporation, a Maryland corporation (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on October 21, 2014 (the “Initial Schedule 13D”), on behalf of the Reporting Persons (as defined in the Initial Schedule 13D), to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial Schedule 13D.

Item 1.	Security and Issuer.

No material change.

Item 2.	Identity and Background.

No material change.

Item 3.	Source and Amount of Funds or Other Consideration.

No material change.

CUSIP No. 62886E108	SCHEDULE 13D	Page 8 of 10

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following paragraphs at the end thereof:

On November 10, 2014, the Issuer entered into an agreement (the “Agreement”) with the Reporting Persons, pursuant to which the Issuer agreed to increase the size of the board of directors of the Issuer (the “Board”) from eight to nine members and to appoint Mr. McGuire as director to the newly-created vacancy with a term commencing immediately upon the execution and delivery of the Agreement and expiring upon the Issuer’s 2015 annual stockholders’ meeting.

Pursuant to the Agreement, the Board has agreed to nominate Mr. McGuire for election to the Board at the Issuer’s 2015 annual stockholders’ meeting for a term expiring at the Company’s 2017 annual stockholders’ meeting and to support such nomination by, among other things, recommending that the Issuer’s stockholders vote in favor of Mr. McGuire. If Mr. McGuire is re-elected at the Issuer’s 2015 annual stockholders’ meeting, Mr. McGuire has agreed to resign from the Board seven business days prior to the end of the last day that the Company’s stockholders may timely notify the Company of a nomination or proposal to be properly brought before the Company’s 2016 annual stockholders’ meeting pursuant to the Issuer’s Bylaws (which is expected to be in late October or early November 2015), however, the Issuer and Marcato may mutually agree to extend Mr. McGuire’s term on the Board for an additional year.  Mr. McGuire has also agreed to resign from the Board in certain other situations specified in the Agreement.

The Company has agreed to appoint Mr. McGuire to the Executive Committee and the Compensation and Human Resource Committee of the Board.

Further, the Reporting Persons agreed, for as long as Mr. McGuire is a member of the Board, to customary standstill restrictions, including agreeing not to conduct a proxy contest regarding the election of directors.  In addition, for as long as Mr. McGuire is a member of the Board, the Reporting Persons have also agreed to vote all of their respective shares of the Issuer’s voting securities in favor of the election of each director nominated and recommended by the Board and in accordance with the Board’s recommendation with respect to certain other matters.

The Issuer and the Reporting Persons issued a joint press release on November 10, 2014 (the “Press Release”) announcing the Board’s appointment of Mr. McGuire.

The Agreement will terminate on the earlier of (i) the date that is seven business days prior to the last day that stockholders of the Issuer may timely notify the Issuer of a nomination or proposal to be properly brought before the 2016 annual meeting of the Issuer’s stockholders (unless extended pursuant to the terms of the Agreement), and (ii) the date that Mr. McGuire ceases to serve as a director of the Company.

A copy of the Agreement and the Press Release are incorporated by reference herein. The foregoing descriptions of the Agreement and the Press Release are qualified in their entirety by reference to the full text of the Agreement and the Press Release, respectively.

CUSIP No. 62886E108	SCHEDULE 13D	Page 9 of 10

Item 5.	Interest in Securities of the Issuer.

No material change.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following paragraphs at the end thereof:

The description of the Agreement described above in Item 4 is incorporated herein by reference in its entirety in this response to Item 6.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:  Joint Filing Agreement (previously filed)

Exhibit B:  Agreement by and among NCR Corporation, Marcato Capital Management LP, Marcato, L.P., Marcato II, L.P., Marcato International Master Fund, Ltd. and Richard T. McGuire III, dated November 10, 2014 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of NCR Corporation dated November 10, 2014)

Exhibit C: Joint press release issued by NCR Corporation and the Marcato Group, dated November 10, 2014 (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K of NCR Corporation dated November 10, 2014)

CUSIP No. 62886E108	SCHEDULE 13D	Page 10 of 10

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 12, 2014

Marcato Capital Management LP*
By: Marcato Holdings LLC, its General Partner

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Authorized Person

/s/ Richard T. McGuire III*
Richard T. McGuire III

Marcato, L.P.

By:	MCM General Partner LLC, its General Partner

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Authorized Person

Marcato II, L.P.

By:	MCM General Partner LLC, its General Partner

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Authorized Person

Marcato International Master Fund, Ltd.

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Director

*
This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.